Mail Stop 7010


October 6, 2005


Via U.S. mail and facsimile

Mr. Robert K. Kretzman, Esq.
Revlon Consumer Products Corporation
237 Park Avenue
New York, NY 10017

Re: 	Revlon Consumer Products Corporation
Registration Statement on Form S-4
Filed September 9, 2005
File No. 333-128217

Dear Mr. Kretzman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If you intend to rely on the position the staff has taken in Exxon
Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter stating that you are registering your exchange offer in reliance on our position contained in these letters and include the representations contained in Morgan Stanley & Co., Inc. (June 5,
1991) and Shearman & Sterling (July 2, 1993).
Summary, page 1

2. Please move the second and third introductory paragraphs to a more appropriate location in your prospectus.

3. The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. In particular, we note the disclosure in the sections entitled "Investment Highlights," "Our Plan," and "Recent Developments." We also note that much of your remaining disclosure under the heading "Our Company" repeats entire portions of the Business section. If you believe that some of this disclosure is necessary, please reduce the disclosure to a bullet point presentation and balance the disclosure with the associated risks facing the company. The summary should provide a brief overview of the most important aspects of your business and the key aspects of your offering.

Risk Factors, page 22

4. Some of your risk factors use language like "we cannot assure" or
"there can be no assurance." Please revise this language; the real risk is not your inability to offer assurance, but the condition described. Please see risk factors five, seven, nine, 12, 15, 16, 17, 18, 19 and 22.

5. Please include risk factor disclosure that discusses your history of net losses and the impact this could have on your business and your ability to service your debt.

Our substantial indebtedness could adversely affect..., page 22

6. Please quantify your debt service costs.

We depend on a limited number of customers..., page 29

7. Please disclose, if true, that your material customers are not obligated to continue purchasing products from you in the future.

In the course of assessing its internal control over financial reporting..., page 33

8. Please address any risks of relying on the financial statements contained in your registration statement due to the material weakness in your internal control over financial reporting.



MacAndrews & Forbes Holdings has the power to direct..., page 35

9. Please revise this risk factor to disclose the actual risk to an investor, namely the risk that your controlling security holder could prevent or frustrate any attempts to effect a transaction that is in the best interests of minority security holders.

Selected Historical and Unaudited Pro Forma Financial Data, page
45

10. We note your disclosure of historical depreciation and amortization for each period for which you present a statement of operations. Please reconcile for us the amounts presented for the six months ended June 30, 2004 and 2005 with the amounts reflected on your unaudited consolidated statements of cash flows on page F-54.

11. We note the pro forma adjustments explained in your footnote
(h).
Please provide us with a more detailed explanation of how the pro forma 2004 refinancing transactions result in a decrease in your amortization of debt issuance costs for the year ended December 31,
2004 when compared to your historical results. In this regard, we note that your pro forma financial data presents these transactions as though they had occurred on January 1, 2004.

Management`s Discussion and Analysis of Financial Condition and
Results..., page 49

Disclosure About Contractual Obligations, page 73

12. We note the disclosure in footnote (d) of the table. Please revise to quantify the impact of the changes on your contractual obligations. See Instruction 7 to Item 303(b) of Regulation S-K.

Business, page 80

Patents, Trademarks and Proprietary Technology, page 86

13. Please disclose when your material intellectual property rights will terminate.

Executive Compensation, page 91

14. Please revise the table to include the compensation information for the CEO and the four most highly paid executive officers other than the chief executive officer.



Security Ownership of Certain Beneficial Owners and Management,
page
105

15. It appears that current members of management hold stock options that should be reflected in the beneficial ownership table.
Please
advise.

Description of Notes, page 116

16. Please remove the statement in the first sentence of the third paragraph of this section that the description is qualified by reference to the indenture and notes, as it is inconsistent with Rule
411 of Regulation C. In addition, please clarify that the description summarizes the material terms of the indenture and notes.

17. Please revise the fourth sentence of the third paragraph of this section to remove the implication that investors do not have rights relating to the description of the notes in your prospectus.

Certain Definitions, page 135

18. We note that "Issue Date" is defined as March 16, 2005.
Please
revise this section so that it is consistent with the issuance of notes currently being registered.

The Exchange Offer, page 153

19. Please apply the comments on this section set forth below to the section entitled "Summary of the Exchange Offer" and to Exhibit
99.1,
as appropriate.

Terms of the Exchange Offer; Period for Tendering Old Notes, page
154

20. We note the disclosure in the last paragraph of this section.
Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

21. We note that you have reserved the right to amend the terms of your exchange offer. Please revise to indicate that, in the event of a material change in your exchange offer, including the waiver of a material condition, you will extend your exchange offer period if necessary so that at least five business days remain in your exchange offer following notice of the material change.




Procedure for Tendering Old Notes, page 154

22. We note the disclosure in the third paragraph that you have reserved the right to waive conditions to the exchange offer after the expiration date. Please revise to state that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived prior to the expiration of the offer.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page
156

23. We note the disclosure in the first sentence of this section that you will issue the new notes promptly after acceptance of the old notes. Rule 14e-1(c) under the Exchange Act requires that you exchange the notes "promptly" upon expiration or termination of your exchange offer. Please revise here and throughout your filing accordingly.

Conditions to the Exchange Offer, page 158

24. We note that one of the conditions to your exchange offer is that your exchange offer does not violate any applicable law or applicable interpretation of the staff of the SEC. Please confirm your understanding that "applicable law" and SEC staff interpretations are not regulatory approvals, and that conditions relating to those items must be satisfied or waived prior to the expiration of your exchange offer.

Financial Statements for the Year Ended December 31, 2004

General

25. To the extent applicable, please apply all comments on your financial statements to the financial statements of Revlon, Inc.
and
REV Holdings LLC.

Note 1-Significant Accounting Policies-Cash and Cash Equivalents, page F-7

26. We note that you are required to maintain compensating balances of cash to support certain of your short-term borrowings. We also note that you refer to your cash excluding these compensating balances as "unrestricted" cash, and that your discussion of liquidity in MD&A refers to these compensating balances as "restricted" cash. Please tell us how you determined that you did not need to separately disclose these compensating balances as restricted cash on the face of your balance sheet and in your cash flow statement. If appropriate, please revise your financial statements accordingly within your Form S-4 and in future filings.
Exhibit 5.01

27. The legality opinion must opine as to the state law governing the indenture. We note that your legality opinion references the laws of the State of New York, but only to the extent that counsel deems them
"in [its] experience, [to be] normally applicable to transactions of the type contemplated by the Exchange Offer..." We have the following comments:

* Please have counsel delete the qualification "in our experience" as it is too vague and inherently subjective.

* Please have counsel delete the qualification regarding laws that are normally applicable to "transactions" and instead address those laws applicable to the securities governed by the indenture. In this regard, we note that paragraph (b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

Exhibit 25.1

28. Please advise us as to the authority you relied upon to include the disclaimer set forth under the heading "Note" on page 3.

29. We note that the exhibits incorporated by reference are not filed as exhibits to the referenced registration statement, but rather are themselves incorporated by reference to a previously filed registration statement. You may not incorporate documents by reference that are themselves incorporated by reference. Please revise accordingly.

Exhibit 99.1

30. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "reviewed" the prospectus.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Thompson, Staff Accountant, at
(202)
551-3737 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Ms. Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
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Mr. Robert K. Kretzman, Esq.
Revlon Consumer Products Corporation
October 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE